August 8, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Evan Ewing

Re:	Sovos Brands, Inc.
Registration Statement on Form S-1 Filed on August 8, 2022

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters, hereby join Sovos Brands, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 filed on August 8, 2022 (the “Registration Statement”) to become effective on August 10, 2022, at 4:00 p.m. E.S.T., or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Daniel Lee
Name: Daniel Lee
Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name: Ryan Cunn
Title: Managing Director, Equity Capital Markets

[Signature Page to Acceleration Request]